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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                SecureLogic Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   81372Q 10 2
                   ------------------------------------------
                                 (CUSIP Number)

                                  Michael Klein
                              c/o SecureLogic Corp.
                                 40 Wall Street
                                   58th Floor
                               New York, NY 10005
                                 (212) 509-1700


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 81372Q 10 2

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Michael Klein
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     SC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     ISRAEL
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               7.       Sole Voting Power
 Number of
   Shares               NUMBER OF SHARES 7,391,990
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With
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  9. Sole Dispositive Power

     NUMBER OF SHARES 7,391,990
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 10. Shared Dispositive Power


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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,391,990 shares of common stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     13.3%
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14. Type of Reporting Person (See Instructions)

    PN
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


ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, par value $0.0001 per share (the "Issuer Common Stock"), of SecureLogic Corp., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 40 Wall Street, 58th Floor, New York, NY 10005.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by Mr. Michael Klein is an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of Vice President of SecureLogic Corp. The Reporting Person's address is: c/o SecureLogic Corp., 40 Wall Street, 58th Floor, New York, NY 10005.

      On May 12, 2005, the Issuer completed the acquisition of SpaceLogic, Ltd., an Israeli corporation ("SpaceLogic") pursuant to a Stock Purchase Agreement. The Reporting Person is the sole stockholder of Michael Klein Holdings (1999) Ltd., an Israeli corporation, which was a stockholder of SpaceLogic. As a result of the acquisition transaction, Michael Klein Holdings (1999) Ltd., received 7,391,990 shares of newly issued common stock of the Issuer. The Reporting Person has voting control of and ownership of such shares.

      The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person is a citizen of the State of Israel.

      The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On May 12, 2005, the Issuer completed the acquisition of SpaceLogic, Ltd., an Israeli corporation ("SpaceLogic") pursuant to a Stock Purchase Agreement. The Reporting Person was a stockholder of SpaceLogic. As a result of the acquisition transaction, the Reporting Person received 7,391,990 shares of newly issued common stock of the Issuer. The Reporting Person has voting control of and ownership of such shares.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person acquired the securities of the Issuer in connection with the Issuer's acquisition of SpaceLogic, Ltd. The Reporting Person has no plans or proposals which relate to the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person has the sole power to vote and dispose of 7,391,990 shares of Issuer Common Stock, representing approximately 13.3% of the 55,596,328 shares of common stock outstanding as of May 12, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Person has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None


                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



May 19, 2005                            /s/ Michael Klein
                                        ----------------------------------------
                                            Michael Klein